Filed pursuant to Rule 424(b)(3)
File No. 333- 216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 1, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

June 2020 Distributions

On June 25, 2020, our board of directors declared our June 2020 cash distributions for each class of our common stock in the amounts per share set forth below:

Distribution
Class F Common Stock	$0.1610
Class Y Common Stock	$0.1610
Class T Common Stock	$0.1173
Class S Common Stock	$0.1173
Class D Common Stock	$0.1288
Class M Common Stock	$0.1288
Class I Common Stock	$0.1350

The distributions for each class of outstanding common stock were paid on June 30, 2020 to stockholders of record as of June 29, 2020. The distributions were paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.

Share Repurchases

Pursuant to our share repurchase plan, the total amount of shares that we will repurchase is limited, in any calendar quarter, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 5% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar quarter. Based on this limitation, the maximum aggregate value of shares to be repurchased under our share repurchase plan for the month of June 2020 was limited to approximately $2.27 million, which reflects the 5% quarterly limit less the aggregate value of repurchase requests satisfied in April 2020 and May 2020. As of 4:00 p.m. (Eastern Time) on June 29, 2020, the deadline for receipt of repurchase requests for the June 2020 repurchase period, repurchase requests representing approximately

$4.93 million in aggregate value were received in good order by the transfer agent, which was in excess of the ordinary quarterly repurchase limit. However, as a result of the impact of the COVID-19 pandemic on repurchase requests, our board of directors authorized management of the Company to apply the amount by which we were below the quarterly repurchase limit for the first calendar quarter of 2020, or approximately $3.38 million, to satisfy repurchase requests for June 2020 in excess of the quarterly limit. As a result, all valid repurchase requests for the June 2020 repurchase period were satisfied.